

July 24, 2023

Preetam Shah
Chief Financial Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Dr, Suite 101
San Diego, CA 92121

      Re: Cidara Therapeutics, Inc.
          Form 10-K for the fiscal year ended December 31, 2022
          Filed March 23, 2023
          File No. 001-36912

Dear Preetam Shah:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences